Next Inc. Closes $7,500,000 Line of Credit Facility with National City Bank
Monday November 26, 10:10 am ET

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Next Inc. (OTCBB: NXTI) an emerging leader in the sportswear products industry today announced that it has closed an amended $7,500,000 Credit facility with National City Bank.

The loan is a primary source for the Company's working capital, and is collateralized by accounts receivable, inventory, and other assets. It is a one year committed facility and contains permanent waivers of covenant violations that the Company first announced last June in its Form 10-Q filing for the second quarter.

A copy of the agreement may be viewed in its entirety by referencing the form 8-K filed with Securities and Exchange Commission at www.sec.gov.

David Cole, the Company's Chief Financial Officer stated, "The amended credit facility with National City Bank will continue to provide the company with a stable financing environment. We continue to have a good working relationship with local National City representatives. They have been supportive allowing us the time and resources to operate against the back drop of what we can only describe as a challenging macroeconomic environment. The amended agreement allows us to rectify the balance sheet classification contained in our last two quarterly reports, in which we were required to show over $3 million of long-term bank debt as a current liability. This created an upside-down current ratio and negative working capital.” Cole continued, “Our working capital now is a more realistic measurement of our status as is the current ratio.” On a pro forma basis, using reported third quarter data, working capital would have been $1,425,331 instead of the reported $(1,628,701), a change of $3,054,032 and the resulting current ratio would have been 1.2:1 instead of 0.9:1 as reported had the waivers been granted as of August 31, 2007.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.